SECU 06002979 SION

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SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2006 WASH., D.C. 102

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 23084

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: George Weiss Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One State Street
(No. and Street)

Hartford, (City) Connecticut (State) 06103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
George A. Weiss (860) 240-8900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Blum, Shapiro & Company, P.C.
(Name – *if individual, state last, first, middle name*)

29 South Main Street (Address) West Hartford, (City) Connecticut (State) 06107 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAY 08 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, George A. Weiss, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of George Weiss Associates, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Subscribed and Sworn to before me, a Notary Public, in and for County of Hartford and State of Connecticut, this 21st day of February 19 2006

Notary Public Notary Public

CARMEN C. DEL MONACO
NOTARY PUBLIC
MY COMMISSION EXPIRES AUG. 31, 2008

Signature

Chief Executive Officer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GEORGE WEISS ASSOCIATES, INC.

DECEMBER 31, 2005

GEORGE WEISS ASSOCIATES, INC.

CONTENTS

Blum, Shapiro & Company, P.C.
Certified Public Accountants
and Business Consultants

29 South Main Street
P.O. Box 272000
West Hartford, CT 06127-2000

Tel 860.561.4000
Fax 860.521.9241
www.blumshapiro.com

BlumShapiro

Report of Independent Accountants

To the Board of Directors
George Weiss Associates, Inc.
Hartford, Connecticut

We have audited the accompanying consolidated statements of financial condition of George Weiss Associates, Inc., as of December 31, 2005 and 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of George Weiss Associates, Inc., as of December 31, 2005 and 2004, in conformity with accounting principles generally accepted in the United States of America.

Blum, Shapiro & Company, P.C.

February 16, 2006

GEORGE WEISS ASSOCIATES, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS		
Cash and cash equivalents	$ 646,331	$ 357,619
Certificate of deposit	80,000	80,000
Receivable from brokers	21,590,522	20,879,539
Investment in related entity	14,972,835	16,608,646
Prepaid expenses	562,896	354,381
Property and equipment, net	5,164,639	4,519,516
Other assets	928,336	220,029
Deferred income taxes	4,250,382	5,832,851
Total Assets	$ 48,195,941	$ 48,852,581
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Deferred income taxes	$ 7,261,815	$ 7,743,998
Due to related entity	4,128,128	2,852,030
Accrued expenses and other liabilities	17,188,067	17,461,205
Total liabilities	28,578,010	28,057,233
Stockholder's Equity		
Common stock ($1 par value) 50,000 shares authorized; 1,000 shares issued and outstanding	1,000	1,000
Additional paid-in capital	5,000	5,000
Retained earnings	19,611,931	20,789,348
Total stockholder's equity	19,617,931	20,795,348
Total Liabilities and Stockholder's Equity	$ 48,195,941	$ 48,852,581

The accompanying notes are an integral part of the consolidated financial statements

GEORGE WEISS ASSOCIATES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - **Summary of Significant Accounting Policies:**

Organization - The consolidated financial statements include the accounts of George Weiss Associates, Inc., and its subsidiary. All significant intercompany transactions have been eliminated.

Nature of Operations - The Company is engaged in a single line of business as a securities broker and dealer. As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities.

Investment services are performed for related entities and third parties. These investment services consist of buying and selling stock, securities, options and similar financial products.

The Company provides financial research analysis and information services dealing with industry conditions or developments in money and capital markets to its related entities.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company maintains its cash in bank deposit or brokerage accounts that, at times, may exceed insured limits. The Company has not experienced any losses in such accounts or instruments. The Company believes it is not exposed to any significant credit risk on cash.

Cash equivalents are defined as short-term, highly liquid investments with an original maturity of 90 days or less. The Company invests in money market accounts that are considered to be cash equivalents. At December 31, 2005 and 2004, the balance in the money market account was $613,527 and $320,980, respectively.

Investment in Related Entity - The investment in Weiss Family Interests LLC is accounted for using the equity method.

Property and Equipment - Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets, which are 5 to 10 years for furniture and fixtures and vehicles and equipment, 3 years for software and up to 11 years for leasehold improvements.

Balances of major classes of assets and accumulated depreciation and amortization for the years ended December 31, 2005 and 2004, are as follows:

	2005	2004
Furniture and fixtures	$ 6,386,059	$ 5,581,551
Vehicles and equipment	123,610	123,610
Software	247,651	324,114
Leasehold improvements	3,181,315	2,537,274
	9,938,635	8,566,549
Less accumulated depreciation and amortization	4,773,996	4,047,033
Net Property and Equipment	$ 5,164,639	$ 4,519,516

Depreciation and amortization expense was $1,216,611 for 2005 and $1,075,920 for 2004.

Income Taxes - Income tax expense includes federal and state taxes currently payable and deferred taxes. The Company provides for deferred taxes on temporary differences arising from assets and liabilities whose bases are different for financial reporting and income tax purposes. These differences relate primarily to different depreciation methods being used for financial reporting and income tax purposes and the recognition of unrealized appreciation of investments and the benefit of net operating loss and tax credit carryovers.

Leases - Rentals pertaining to noncapitalized lease agreements that convey merely the right to use property are charged to income as incurred.

Reclassifications - Certain amounts from the prior year have been reclassified to conform to the current year's presentation.

Note 2 - **Profit-Sharing Plan:**

The Company sponsors a profit-sharing plan covering substantially all of its employees. Employer contributions are discretionary. Profit-sharing cost totaled $1,818,803 and $1,796,503 in 2005 and 2004, respectively.

Note 3 - **Net Capital:**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternate method, permitted by the rule, which requires that the Company and its subsidiary maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. (The net capital rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits.) At December 31, 2005, the Company had net capital of $822,479, which was $572,479 in excess of required net capital.

Note 4 - **Income Taxes:**

The Company's deferred tax assets and liabilities consisted of the following:

	2005	2004
Deferred tax assets:		
Gross:		
Federal	$ 2,527,838	$ 3,417,089
State	1,791,236	2,485,655
	4,319,074	5,902,744
Valuation allowance:		
Federal	3,400	20,349
State	65,292	49,544
	68,692	69,893
Net deferred tax assets:		
Federal	2,524,438	3,396,740
State	1,725,944	2,436,111
Total Deferred Tax Assets	$ 4,250,382	$ 5,832,851
Deferred tax liabilities:		
Federal	$ 4,888,773	$ 5,099,894
State	2,373,042	2,644,104
Total Deferred Tax Liabilities	$ 7,261,815	$ 7,743,998

The components of income tax expense (benefit) were as follows:

	2005	2004
Current:		
Federal	$ 311,403	$ -
State	2,011	(3,493)
Total current income tax expense (benefit)	313,414	(3,493)
Deferred:		
Federal:		
Deferred tax expense (benefit)	13,484	(36,310)
Adjustment for enacted changes in tax laws, rates or circumstances	647,694	(104,116)
	661,178	(140,426)
State:		
Deferred tax expense (benefit)	(27,662)	23,020
Adjustment for enacted changes in tax laws, rates or circumstances	466,770	343,850
	439,108	366,870
Total deferred income tax expense	1,100,286	226,444
Total Income Tax Expense	$ 1,413,700	$ 222,951

The Company has approximately $6,070,000 and $8,380,000 of federal and various state net operating loss carryforwards, respectively, expiring between 2021 and 2024. In addition, the Company has $25,903 in charitable contribution carryovers.

The Company also has $362,975 of federal income tax credits which do not expire and $265,099 of various state income tax credits which expire between 2006 and 2010.

Based on an IRS audit of previous periods, the Company recognized current income tax expense of approximately $266,000 and deferred income tax expense of approximately $1,114,000 during the year ended December 31, 2005.

Note 5 - **Commitments and Contingent Liabilities:**

The Company leases various office suites with lease periods ending through 2011. The various leases contain provisions for periodic escalations. The remaining annual noncancelable rentals are as follows:

2006	$ 3,981,479
2007	4,062,387
2008	3,799,642
2009	3,660,605
2010 and thereafter	8,896,009

The Company is obligated to pay an additional amount to cover operating costs. Rent expense was $3,610,031 in 2005 and $2,830,955 in 2004, including operating costs. As a condition of one of the leases, a letter of credit is in place in favor of the lessor totaling $984,900. Also, the Company was required to give security deposits totaling $114,816 and $32,000, which are included in prepaid expenses at December 31, 2005 and 2004, respectively.

The Company subleases an office suite located at 660 Madison Avenue, New York, New York. Net rental income was $436,905 and $422,465 for the years ended December 31, 2005 and 2004, respectively. These amounts include additional sublease profits paid back to the landlord. The remaining annual noncancelable rental income totals $268,080 for the year ending December 31, 2006.

Included in other assets are deferred leasing costs of $281,203 and $160,448 at December 31, 2005 and 2004, respectively, on leases and subleases. These costs are being amortized over the lease terms on a straight-line basis. Amortization expense totaled $35,836 and $32,090 for the years ended December 31, 2005 and 2004, respectively. Accumulated amortization was $135,876 and $100,039 at December 31, 2005 and 2004, respectively.

The Company has a contingent liability of approximately $1,057,000 for bonuses payable to investment professionals through the Company's bonus plan. This amount is subject to future conditions which must be satisfied for the participant to earn the contingent amount. Such conditions include various performance goals in future years.

Note 6 - **Related Party Transactions:**

The Company received commissions of $245,651 and $1,166,604 in 2005 and 2004, respectively, from various partnerships in which George A. Weiss, the sole stockholder of the Company, is a general partner.

The Company is an investor in Weiss Family Interests LLC (WFI), in which George A. Weiss, the sole stockholder of George Weiss Associates, Inc., has controlling interest.

The Company has entered into investment service agreements with related parties. The fees for these services, which are included in fee income, are based upon a formula of actual expenses incurred. Investment fees charged during 2005 and 2004 are as follows:

	2005	2004
GWA, LLC	$ 43,615,056	$ 37,469,712
Quaker Partners, LLC	981,954	979,278

At December 31, 2005 and 2004, $4,128,128 and $2,852,030, respectively, was due to GWA LLC.

Note 7 - **Investment in Related Entity:**

The Company owned a 12% and 13% interest in Weiss Family Interests LLC at December 31, 2005 and 2004, respectively.

A condensed summary of the assets and liabilities of WFI and the results of its operations as of and for the years ended December 31, 2005 and 2004, follows:

	2005	2004
Total Assets	$ 137,379,695	$ 133,658,169
Accounts payable	$ 84,427	$ 374
Members' equity	137,295,268	133,657,795
Total Liabilities and Members' Equity	$ 137,379,695	$ 133,658,169

	2005	2004
Investment gain	$ 11,205,423	$ 31,599,195
Other expense	9,371	11,870
Net Income	$ 11,196,052	$ 31,587,325

The Company is a priority member in WFI. To the extent WFI has net income for the year, the Company will receive a cumulative priority return equal to 9.34% per annum of their unreturned capital. The Company will receive an additional 5% of the net income up to 5% of their unreturned capital after certain allocations to nonpriority members.

Income allocated from WFI was $2,064,189 and $2,452,401 for the years ended December 31, 2005 and 2004, respectively.

Note 8 - **Subsequent Events:**

As of January 1, 2006, the Company has been restructured. Two new entities have been formed, and the employees of the Company have essentially been transferred to these entities based upon their job responsibilities. During January, cash was transferred to the new entities in order to satisfy the accrued payroll liabilities of the Company as of December 31, 2005. At the date of this report, a written agreement does not exist that specifies which assets and/or liabilities, if any, will be transferred to the two new entities.

On February 13, 2006, the Company ceased its broker-dealer operations and filed with the SEC and NASD to withdraw its broker-dealer registration.